NEWS RELEASE

September 26, 2005

WEALTH FORMS PARTNERSHIP WITH PROVINCE OF SALTA, ARGENTINA

Vancouver, British Columbia. Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to announce  the signing of a letter of intent to form a partnership within 30 days with the Province of Salta, Argentina.  The signing ceremony was held on Thursday, September 22, 2005 in the City of Salta in the presence of Governor Juan Carlos Romero, Henk Van Alphen and several distinguished ministers of the Province of Salta.

The purpose of the partnership is to facilitate the acquisition of exploration and mining projects in Argentina with a focus on the Province of Salta.  The Province of Salta will have a 51% interest and Wealth a 49% interest.  The partnership gives Wealth 100% interest in the exploration and exploitation rights and in return the Province will receive a Net Profit Interest (NPI) which will be negotiated on a per project basis.

The philosophy behind the association is to give Wealth, as a partner, a local supportive government, to have greater access to projects, to facilitate the exploration and exploitation of the resources that Argentina has to offer and, most importantly, share the benefits with local communities.

Wealth is pleased to be the company that has earned the confidence of local authorities and to have been chosen for such a landmark association.

Wealth Minerals Ltd. is a mineral exploration company with 13.0 million shares outstanding, approximately Cdn$3.0 million in treasury and listings on the TSX Venture, OTCBB and Frankfurt Exchanges.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Phone: 604-331-0096 / E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This release contains forward-looking statements within the meaning of the “safe harbour'' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com